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October 6, 2011

VIA HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549
Attention: Erin Wilson, Esq., Examiner
Pamela Howell, Esq., Special Counsel
John Reynolds, Esq., Assistant Director



Re: ZenVault Medical Corporation
Offering Statement on Form 1-A (File No. 024-10291

Dear Ms. Wilson, Ms. Howell, and Mr. Reynolds:

On behalf of our client, ZenVault Medical Corporation (the "***Company***" or "***ZenVault***"), we furnish herewith the following correspondence in connection with the Company's filing today of Amendment No. 4 (the "***Amendment***") to the Company's Offering Statement on Form 1-A (the "***Offering Statement***").

The Staff will note that the Amendment is being filed principally to submit exhibits not previously filed with Amendment No. 3, and also to address the Staff's comments that were not previously addressed in Amendment No. 3. We have set forth below the italicized text of the Staff's comments that were not previously addressed in Amendment No. 3 to the Offering Statement, together with the Company's responses thereto. We expect to file a final amendment with our firm's legal opinion once the Company has received the Staff's comments on the Amendment.

Comment Letter Dated April 22, 2011

33. Please explain the differences in the product between the free version and the subscription version. Also, please provide clear disclosure of which aspects of your product are complete and which are still in development. We note for instance, the references to Phases I and II in Question 4(a).

Response: Comment complied with. Please see the new disclosure which appears on pages 38 and 39 concerning the comparison of the free and premium versions of the portal. In addition, the disclosure previously added on pages 29, 30 and 38 clarifies which portal modules are complete and which are pending development.

37. Discuss the differences between the premium and free versions of the portal. Include in your discussion the features of each and the premium version price.

Response: Comment complied with. Please see the responses referenced with respect to comment 33 above.

65. We note your disclosure that the offering is made with a $250,000 minimum proceeds requirement. Please disclose in Question 26(b) when the funds will be returned in the event the minimum proceeds are not achieved.

Response: Comment complied with. Please see the new disclosure in the second paragraph on page 65 of the Amendment.

Securities and Exchange Commission
October 6, 2011

93. It appears that not all exhibits required by Part III, Form 1-A have been included in your offering statements. For instance, we note the absence of a legality opinion. Please include all required exhibits with your next amendment.

Response: Comment complied with. All remaining exhibits have been filed with the exception of the legal opinion. As described above, that opinion will be filed in a final amendment following receipt of the Staff's comments.

94. Please file as an exhibit the Design and Build agreement with ZeroNines Technology, and the agreement between ZeroNines Services Group, LLC and the company referred to on page 13 of The Offering Circular.

Response: Comment complied with. Please see Exhibit 6.11 filed with the Amendment. The agreement referenced in the Staff's comment is one agreement, as now correctly noted in the Offering Circular.

*****

       If the Staff has any questions, you may reach the undersigned at (303) 667-7193. You may also reach Mr. Botdorf at (303) 814-8121.

Sincerely,

RICHARDSON & PATEL, LLP

By: /s/ Robert W. Walter
     Robert W. Walter, Esq.

cc: John C. Botdorf, *ZenVault Medical Corporation*
     Alan S. Gin, *ZenVault Medical Corporation*